May 8, 2009

By EDGAR and Hand Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention: Mr. Jeffrey Riedler,
Assistant Director
Mail Stop 6010

Re:	Principal Financial Group, Inc.
Part III of the Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 001-16725

Dear Mr. Riedler:

On behalf of Principal Financial Group, Inc., this letter responds to the comments of the
Division of Corporation Finance of the Securities and Exchange Commission contained in your letter dated April 27, 2009, concerning the company’s definitive proxy statement filed on April 8, 2009 and incorporated by reference into the above-referenced Annual Report on Form 10-K. In order to facilitate your review of our responses, we have repeated your comments in bold in numerical order immediately followed by our response in plain text.

Item 11. Executive Compensation

Compensation Discussion & Analysis, incorporated from page 20 of your definitive proxy statement

Individual Performance Factors, incorporated from page 26 of your definitive proxy statement

1.	You disclose that in February of 2008, your Human Resources Committee established individual performance factors for your Named Executive Officers in the following four categories: Financial, Customer, Internal and Learning and Growth. We also note that you disclose that each of these categories has specific individual goals that were set for the respective named executive officers. Please revise to disclose each specific goal and whether the respective executive officer met the goal. In addition, please revise to disclose how the committee determined the annual incentive award percent disclosed on page 26 of your proxy statement awarded to the respective named executive officers.

RESPONSE:

As is explained on page 24 of our proxy statement, the annual incentive awards for our named executive officers (NEOs) who are covered employees for purposes of Section 162(m) of the Internal Revenue Code are paid under our Annual Incentive Plan, which establishes the maximum annual bonuses that may be paid to those NEOs by establishing a bonus pool derived from 2% of the company’s annual income from continuing operations, minus net realized and unrealized gains and losses. As is stated on page 24, after the maximum amount that may be payable is determined, the human resources committee (HRC) uses its discretion to determine which awards are lower than the maximums, based on the HRC’s assessment of factors including corporate and individual performance.

As is further explained on page 24, the HRC uses the performance measures applicable to participants under our PrinPay Plan to guide it in the exercise of this discretion. The amount payable to participants in the PrinPay Plan is based on a three part formula:

Percentage of Base Salary
X
Corporate Component Score
X
Individual Score

The company respectfully explains that its extended disclosures concerning individual performance factors on page 26 of its proxy statement are meant to provide shareholders with an understanding of how the third and final step of the three-step PrinPay formula would be applied to our NEOs. The first step – the percentages of base salary applicable to each NEO for purposes of this exercise --is set out on page 23 of our proxy statement. The bottom half of page 24 and all of page 25 describes the second step, which is the corporate component of the formula. The discussion of this second step includes an extensive discussion of the exercise of the HRC’s discretion to establish a corporate score. The first half of page 26 describes the components of the third step -- the individual score. The result of this three step annual incentive compensation formula is addressed in the second half of page 26.

However, while these steps were indeed considered, the final determination of the applicable amounts for the NEOs was made by the HRC based on its subjective determination of the appropriate bonus amounts. As is stated on page 26 of the proxy statement,

Since the Company did not achieve its threshold Operating Earnings goal under the
PrinPay Plan, the Committee made a subjective determination of each Named
Executive Officer's performance taking into consideration the following: factors regarding Company performance outlined above; their respective business unit's performance; and individual goal achievement. The Committee, the Chairman, and the CEO and President agreed that neither such officer would receive any annual incentive in 2008, regardless of the level of achievement of the Company's other performance factors and their individual goals. (emphasis added)

Moreover, the company considers the individual performance factors discussed on page 26 of the proxy statement to be qualitative and subjective. Accordingly, and in reliance upon your guidance in Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, we did not include quantitative targets for these inherently subjective or qualitative individual performance factors, or a discussion of whether a NEO satisfied the assessments.

However, in light of your comment, we believe that, in future years, when such discussion is relevant to the determination of the annual incentive compensation payable to our NEOs, it would be helpful to a shareholder’s understanding of the process to revise our disclosure to state more clearly that individual performance factors are qualitative and subjective, and not quantitative or objective. In addition, we also believe that it would improve our shareholders’ understanding of the process to illustrate how the formula applicable under PrinPay would have applied to each NEO. Thus, when relevant in the future, we will illustrate the net result derived from multiplying the percentage of base salary included in the annual incentive compensation equation for each NEO by the actual corporate score and the NEO’s actual individual score. However, as is disclosed on page 28 of our proxy statement, this formula is not applicable to the determination of annual incentive amounts in 2009. Annual incentive compensation payments for all participants in respect of 2009 will be determined at the HRC’s complete discretion, except that, in the case of the NEOs who are subject to the requirements of Section 162(m) of the Internal Revenue Code, the maximum bonus amounts payable will continue to be determined based on our annual income from our continuing operations.

Severance Plans, incorporated from page 42 of your definitive proxy statement

2.	We note that you disclose that you have established The Principal Severance
Plan for Senior Executives. It does not appear that you have filed a copy of this plan. Please revise to file a copy of this plan pursuant to Item 601(b)(10) of
Regulation 8-K.

RESPONSE:

The terms of the Principal Severance Plan for Senior Executives are the same as those that would be provided to all company employees upon a severance. In other words, this plan could be considered to be broad-based and exempt from filing pursuant to Item 601(b)(10)(iii)(C)(4). However, these terms are not documented for all employees in a plan format, as they are for senior executives. Accordingly, we agree the plan should be filed as an exhibit.

In accordance with your comment, we filed the Principal Severance Plan for Senior Executives as an exhibit to our quarterly report on Form 10-Q for the quarter ended March 31, 2009. The report was filed on May 6, 2009.

*	*	*	*	*

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure contained in our periodic reports filed pursuant to the Securities Exchange Act of 1934, and that your comments or our changes to disclosure in response to your comments do not foreclose the Commission from taking any action with respect to our reports. Further, we acknowledge that we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have completed your review of our response, please call me if you have any questions or comments.

Sincerely,

/s/ Terrance J. Lillis
Terrance J. Lillis
Senior Vice President and
Chief Financial Officer
(515) 247-4885

cc:	Jennifer Riegel (Securities and Exchange Commission)